PROSPECTUS SUPPLEMENT NO. 4	Filed pursuant to Rule 424(b)(3)
(To prospectus dated October 21, 2021)	Registration No. 333-260094

ARCHAEA ENERGY INC.

110,334,394 SHARES OF CLASS A COMMON STOCK

7,021,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 21, 2021 (the “Prospectus”), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 18,883,492 shares of our Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), which consist of (i) 11,862,492 shares that may be issued upon the exercise of the 11,862,492 warrants (the “Public Warrants”) originally sold as part of the units issued in the initial public offering (the “IPO”) of Rice Acquisition Corp. (“RAC”), (ii) 6,771,000 shares of Class A Common Stock that may be issued upon the exercise of the 6,771,000 warrants originally issued to Rice Acquisition Sponsor LLC (the “Sponsor”) and Atlas Point Energy Infrastructure Fund, LLC (“Atlas”) in a private placement that closed simultaneously with the consummation of the IPO (the “Private Placement Warrants”) and (iii) 250,000 shares of Class A Common Stock that may be issued upon the exercise of the 250,000 warrants issued to Atlas in a private placement that closed simultaneously with the consummation of the Business Combinations (as defined in the Prospectus) (the “Forward Purchase Warrants” and, together with the Public Warrants and the Private Placement Warrants, the “Warrants”). Each Warrant is exercisable to purchase for $11.50 one share of Class A Common Stock, subject to adjustment.

In addition, the Prospectus and this prospectus supplement relate to the resale from time to time of 6,771,000 Private Placement Warrants, 250,000 Forward Purchase Warrants and 110,334,394 shares of Class A Common Stock by the selling security holders named in the Prospectus or their permitted transferees (each a “Selling Securityholder” and, collectively, the “Selling Securityholders”). The 110,334,394 shares of Class A Common Stock consist of (i) 29,166,667 shares of Class A Common Stock issued in a private placement that closed concurrently with the consummation of the Business Combinations, (ii) 2,500 shares of Class A Common Stock issued to the Sponsor in a private placement prior to the consummation of the IPO, (iii) 18,883,492 shares of Class A Common Stock issuable upon exercise of the Warrants, (iv) 5,931,350 shares of Class A Common Stock issuable upon redemption of the 5,931,350 Class A units of LFG Acquisition Holdings LLC (f/k/a Rice Acquisition Holdings LLC) (“Opco”) held by the initial stockholders of RAC, all of which were issued prior to the consummation of the IPO, (v) 23,000,000 shares of Class A Common Stock issuable upon redemption of the 23,000,000 Opco Class A units issued as partial consideration upon consummation of the Aria Merger (as defined in the Prospectus) and (vi) 33,350,385 shares of Class A Common Stock issuable upon redemption of the 33,350,385 Opco Class A units issued as consideration upon consummation of the Archaea Merger (as defined in the Prospectus).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any other amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Class A Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “LFG.” On December 16, 2021, the last sale price of the Class A Common Stock as reported on the NYSE was $18.03 per share.

Investing in our securities involves certain risks, including those that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 17, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported: December 17, 2021

ARCHAEA ENERGY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39644	85-2867266
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4444 Westheimer Road, Suite G450 Houston, Texas	77027
(Address of principal executive offices)	(Zip Code)

(346) 708-8272

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	LFG	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On December 17, 2021, Archaea Energy Inc. (the “Company”) issued a press release (the “Press Release”) announcing the results of the redemption (the “Redemption”) of its publicly held warrants (the “Public Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), that were originally sold as part of the units in the Company’s initial public offering and its warrants to purchase shares of Class A Common Stock that were issued in a private placement simultaneously with the consummation of the Company’s business combination on September 15, 2021 (the “Forward Purchase Warrants” and, together with the Public Warrants, the “Redeemable Warrants”). A copy of the Press Release is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

As disclosed in the Press Release, prior to 5:00 p.m., New York City time, on December 6, 2021 (the “Redemption Date”), 9,114,403 Public Warrants and all 250,000 Forward Purchase Warrants were exercised for cash at an exercise price of $11.50 per share of Class A Common Stock, generating $108 million of proceeds to the Company. These cash proceeds were used to repurchase 6,101,449 shares of Class A Common Stock from Aria Renewable Energy Systems LLC at a pre-negotiated price of $17.65 per share. Additionally, 2,724,515 Public Warrants were exercised on a cashless basis in exchange for an aggregate of 983,520 shares of Class A Common Stock. The remaining 23,574 unexercised and outstanding Public Warrants were redeemed for $0.10 per Public Warrant.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press release dated December 17, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2021

ARCHAEA ENERGY INC.

By:	/s/ Lindsay Ellis
Name:	Lindsay Ellis
Title:	General Counsel and Secretary

Exhibit 99.1

December 17, 2021

Archaea Energy Inc. Announces Results of the

Completed Redemption of All Outstanding Public Warrants

●	All 12.1 million outstanding redeemable LFG warrants eliminated from capital structure; only the 6.8 million Private Warrants remain outstanding

●	Cash proceeds from warrant exercises used to repurchase more than 25% of Ares’ LFG equity position

●	Net effect of warrant exercises and share repurchase from Ares is the issuance of 4.2 million shares of LFG along with the elimination of all 12.1 million redeemable warrants (0.351 shares per warrant)

●	Transaction design creates step-up in basis at the Up-C OpCo, which is expected to be utilized to reduce cash taxes in the future

HOUSTON--(Business Wire)-- Archaea Energy Inc. (“Archaea” or the “Company”) (NYSE: LFG) today announced the results of the previously announced redemption (the “Redemption”) of its 12.1 million redeemable warrants (the “Redeemable Warrants”), each of which entitled the holder, upon exercise, to purchase a share of the Company’s Class A Common Stock for $11.50. The 6.8 million outstanding warrants that were privately issued to the Company’s sponsor and Atlas Point Energy Infrastructure Fund, LLC were not subject to the Redemption (the “Private Warrants”).

Prior to 5:00 p.m., New York City time, on December 6, 2021 (the “Redemption Date”), 9.4 million Redeemable Warrants were exercised for cash at an exercise price of $11.50 per share of Class A Common Stock, generating $108 million of proceeds to the Company. These cash proceeds were used to repurchase 6.1 million shares of Class A Common Stock of LFG from Aria Renewable Energy Systems LLC (“Ares”) at a pre-negotiated price of $17.65 per share. Additionally, 2.7 million public warrants were exercised on a cashless basis in exchange for an aggregate of 1.0 million shares of Class A Common Stock. The remaining 23,574 public warrants were unexercised and were each redeemed at a price of $0.10.

The net result of the Redemption and related exercises of Redeemable Warrants, combined with the repurchase of shares, is a net share count increase of 4.2 million and elimination of the 12.1 million Redeemable Warrants. This results in 120.1 million LFG shares of Class A and Class B Common Stock outstanding, in addition to the 6.8 million Private Warrants. Ares’ ownership position has been reduced to 14.9 million shares out of the 120.1 million shares outstanding.

In connection with the Redemption, the public warrants stopped trading on the New York Stock Exchange and were delisted. The Redemption had no effect on the trading of the Class A Common Stock, which continues to trade on the New York Stock Exchange under the ticker symbol “LFG”.

As a result of the Company’s up-C structure, prior to selling shares of the Company’s Class A Common Stock, Aria Renewable Energy Systems LLC converted shares of the Company’s Class B Common Stock and Class A Units of LFG Acquisition Holdings LLC (“OpCo”) into shares of the Company’s Class A Common Stock, which resulted in an increase in the Company’s ownership interest in OpCo. The Company will receive a stepped-up tax basis in the underlying assets of OpCo for this additional ownership interest, which is expected to provide future cash tax savings for the Company totaling approximately $20 million at current tax rates through an expected increase in future depreciation and amortization deductions.

About Archaea

Archaea Energy Inc. is one of the largest RNG producers in the U.S., with an industry-leading platform and expertise in developing, constructing, and operating RNG facilities to capture waste emissions and convert them into low carbon fuel. Archaea’s innovative, technology-driven approach is backed by significant gas processing expertise, enabling Archaea to deliver RNG projects that are expected to have higher uptime and efficiency, faster project timelines, and lower development costs. Archaea partners with landfill and farm owners to help them transform potential sources of emissions into RNG, transforming their facilities into renewable energy centers. Archaea’s differentiated commercial strategy is focused on long-term contracts that provide commercial partners a reliable, non-intermittent, sustainable decarbonizing solution to displace fossil fuels.

Archaea Contacts

Investors and Media

Megan Light

mlight@archaea.energy

346-439-7589